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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02041785

Form 6-K

REPORT ON FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 20, 2002

AGRIUM INC.

(Exact name of registrant as specified in its charter)

Alberta, Canada	**0-25742**	**91-158568**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

13131 Lake Fraser Drive Calgary, Alberta, Canada T2J 7E8

(Address of principal executive offices)

Registrant's telephone, including area code:	**(403) 225-7000**
Former name or former address, if changed since last report:	**Suite 426, 10333 Southport Road SW, Calgary, Alberta, Canada, T2W 3X6**

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

B.G. Waterman
Senior Vice President, Finance and Chief Financial Officer

EXHIBIT LIST

Press Release #02-010 dated June 20, 2002 (as issued by the Registrant and as filed with The Toronto Stock Exchange).

Agrium
NEWS
For Immediate Release

02-010
Date: June 20, 2002

Contact:
Investor/Media Relations:
Jim Pendergast
Phone (403) 225-7357
Fax (403) 225-7609

E-mail: investor@agrium.com
WWW: http://www.agrium.com

Agrium updates spring season results

CALGARY, ALBERTA – Agrium Inc. (TSE and NYSE: AGU) ("Agrium") announced today that second quarter earnings for 2002 are expected to be approximately $0.15 per common share, before reflecting potential foreign exchange losses related to Argentina. The Company's previous guidance for the second quarter was earnings of $0.25 to $0.30 per common share, before Argentine foreign exchange losses. Based on current exchange rates, foreign exchange losses in Argentina would be $0.03 per common share, resulting in second quarter earnings of $0.12 per common share. Other than foreign exchange losses, lower earnings expectations are attributable to lower nitrogen prices, weaker sales volumes in western Canada, accrued shut-in costs and lower Retail fertilizer gross profit.

The expected improvement in global nitrogen prices did not materialize until late in the spring season and therefore did not have the expected benefit on second quarter revenue. From a sales perspective, overall volumes recovered from 2001 although western Canadian volumes did not meet expectations. Western Canada was impacted by concerns over drought, especially in the province of Saskatchewan, and above average nitrogen carry-over in soils in some locations across the prairies as a result of record dry conditions and low crop yields. Shipping additional product to the U.S. and reduced production at a number of the facilities also led to higher than expected cost of product sold. The shut-in of the Fort Saskatchewan Nitrogen facility in May for inventory control purposes also added unanticipated costs.

Results for North American Retail are also lower than expected. The margin for Retail fertilizer is similar compared to 2001 but is based on lower selling prices resulting in lower gross profit. Retail is also not benefiting from price appreciation of fertilizer in inventory this year compared to 2001.

Agrium Inc. is a leading global producer and marketer of fertilizer and a major retail supplier of agricultural products and services in both North America and Argentina. The Corporation produces and markets four primary groups of fertilizers: nitrogen, phosphate, potash and sulphur. The Corporation's strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.